March 20, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Tim Clarke
Chief Executive
27 Fleet Street
Birmingham B3 1JP England

Re:	Mitchells & Butler PLC
	Form 20-F for the year ended October 1, 2005
	Commission file #: 001-31653

Dear Mr. Clarke:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended October 1, 2005

Item 3 - Key Information - Consolidated Profit and Loss Account

1. Revise future filings to disclose the reconciliation of net income in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.


Consolidated Profit and Loss Account, page F-2

2. We note your presentation of "Adjusted EPS" on the face of your consolidated profit and loss account which provides an adjustment to
earnings per share for exceptional items.   It is unclear whether
UK
GAAP requires the disclosure of earnings per share in this manner. However, it appears this disclosure may be discretionary as you state it shows performance undistorted by exceptional items and gives shareholders a clearer understanding of the trading performance of the group in Note 12.

If this is earnings per share data required by UK GAAP, your US GAAP reconciliation footnote should state that U.S GAAP does not permit any
"Adjusted EPS" amounts or any earnings per share data before "earnings from continuing operations" as provided in paragraph 36 of SFAS 128.
However, if this disclosure is not required by UK GAAP but is furnished solely at the discretion of the company, it is considered a non-GAAP financial measure that would not be permitted in filings with the commission in accordance with the guidance in Item 10(e)(1)
(ii)
of Regulation S-K and FRR-65. In the alternative, you could solely provide the impact on earnings per share for exceptional items without disclosing an "Adjusted EPS" amount. Please advise or revise, accordingly.

Consolidated Statements of Cash Flows, page F-8

3. From disclosure in this statement and in Item 4 (Acquisitions, Dispositions and Capital Expenditures) on page 21, we note you realized property disposals of approximately 50-60 million UK pounds sterling each period which included the sale of individual pubs.
It
is unclear whether any of your disposals encompassed a component of an
entity where the cash flows could be clearly distinguished, operationally and for financial reporting purposes, so that the results of operations would be reflected as a discontinued operation for U.S. GAAP purposes under the guidance in paragraphs 41-43 of
SFAS
No. 144.   Please advise and revise your U.S. GAAP reconciliation
note
in future filings, as necessary.










Note 31. Differences between United Kingdom and United States
Generally Accepted Accounting Principles

- Income

4. We note that in your reconciliation of earnings available for shareholders in accordance with UK GAAP to net income in accordance with US GAAP you have an item labeled "disposal of tangible fixed assets." Please explain to us the nature of this reconciling item and how you determined or calculated the amount of the adjustment.

- Shareholders` Equity

5. We note that you provide a reconciliation of shareholders`
funds as
reported in accordance with UK GAAP to shareholders` equity in accordance with US GAAP. In view of the material differences and items that impact stockholders` equity, a reconciliation of a statement in changes in shareholders` equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on
changes in the equity accounts on a U.S. GAAP basis.   Please
supplementally prepare and furnish us a U.S. GAAP statement in changes
in stockholders` equity.   As many registrants elect to include
these
U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Joseph A. Foti at
202-551-3816 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Tim Clarke
Mitchells & Butler PLC
March 20, 2006
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